

13000612

PE 12/20/2012

Received SEC

JAN 30 2013

Washington, DC 20549

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/30/13

Joshua Cammaker
Wachtell, Lipton, Rosen & Katz
JRCammaker@WLRK.com

Re: United Technologies Corporation
Incoming letter dated December 20, 2012

Dear Mr. Cammaker:

This is in response to your letter dated December 20, 2012 concerning the shareholder proposals submitted to United Technologies by Philip Bellingham. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Philip Bellingham

FISMA & OMB Memorandum M-07-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Joshua Cammaker
Wachtell, Lipton, Rosen & Katz
JRCammaker@WLRK.com

Re: United Technologies Corporation
Incoming letter dated December 20, 2012

Dear Mr. Cammaker:

This is in response to your letter dated December 20, 2012 concerning the shareholder proposals submitted to United Technologies by Philip Bellingham. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Philip Bellingham

FISMA & OMB Memorandum M-07-16

January 30, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: United Technologies Corporation
Incoming letter dated December 20, 2012

The first proposal seeks approval of a 1% cost of living increase to "all United Technologies Corporation pension recipients." The second proposal seeks approval of a 1% cost of living increase to "all United Technologies Corporation Pension Plan recipients."

There appears to be some basis for your view that United Technologies may exclude both proposals under rule 14a-8(i)(7), as relating to United Technologies' ordinary business operations. In this regard, we note that the proposals relate to the terms of United Technologies' employee benefit plans. Proposals concerning the terms of general employee benefit plans are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if United Technologies omits the proposals from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which United Technologies relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIRECT DIAL: (212) 403-1331
E-MAIL: JRCAMMAKER@WLRK.COM

December 20, 2012

By Federal Express

Securities and Exchange Commission
Office of the Chief Counsel
100 F Street NE
Washington, D.C. 20549

Ladies and Gentlemen:

Our client, United Technologies Corporation (the "*Company*"), has received from Mr. Philip Bellingham a shareholder proposal (the "*Proposal*") for inclusion in the Company's proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders ("*Proxy Materials*"). The Company believes that it properly may omit the Proposal from the Proxy Materials for the reasons discussed in this letter.

On behalf of the Company, we respectfully request confirmation that the staff of the Division of Corporation Finance (the "*Staff*") will not recommend any enforcement action to the Securities and Exchange Commission (the "*Commission*") if the Company excludes the Proposal from the Proxy Materials, in reliance on those provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, (the "*Exchange Act*") discussed below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. As also required by Rule 14a-8(j) under the Exchange Act, this letter is being submitted not less than 80 days before the Company intends to file its definitive Proxy Materials with the Staff, and we are simultaneously sending today a copy of this letter and its attachments to Mr. Bellingham as notice of the Company's intention to omit the Proposal from its Proxy Materials. The Company will promptly forward to Mr. Bellingham any response from the Staff to this letter that the Staff transmits by email or fax only to the Company.

A copy of Mr. Bellingham's letter of October 23, 2012 and related correspondence are attached as Appendix I.[1] The substance of the Proposal is similar to proposals submitted by another shareholder for inclusion in the Company's 2001 and 1999 proxy statements regarding changes in the cost of living adjustments of the Company's pension plans. In letters from the Staff regarding both of these prior proposals (*United Technologies Corporation* (February 20, 2001) and *United Technologies Corp.* (January 25, 1999), copies of which are attached here as Appendix II), the Staff stated that it would not recommend enforcement action to the Commission if the Company omitted those proposals from its proxy materials in reliance on Rule 14a-8(i)(7).

The Proposal

The proposal in its entirety reads: "Vote to approve a 1% cost of living increase to all United Technologies Corporation pension recipients."

Bases for Exclusion of Proposal from the 2013 Proxy Materials

1. **The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.**

Rule 14a-8(i)(7) under the Exchange Act permits a company to exclude from its proxy materials shareholder proposals that relate to the conduct of the ordinary business operations of the company. In *Exchange Act Release No. 34-40018* (May 21, 1998) (the "*1998 Release*"), the Commission explained that the policy underlying the ordinary business operations exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting."

---

[1] Mr. Bellingham submitted a revised proposal on December 3, 2012 (which is included in the attached Appendix I), which states: "Vote to approve a 1% cost of living increase to all United Technologies Corporation Pension Plan recipients." The revised proposal was received by the Company after the Rule 14a-8 deadline for submission of stockholder proposals for inclusion in the Proxy Materials. We advise the Staff that, in addition to the untimeliness of the revised proposal, to the extent the revised proposal is considered a new proposal, this letter is intended to apply to the revised proposal as well as the Proposal.

The design and administration of the Company's pension plans, including changes to the plans, are a part of its ordinary course of business operations. The Company administers the pension plans and determines the amounts and timing of pension payments as one of many administrative tasks it performs in the ordinary course. In making such determinations, including whether and to what extent to implement a cost of living adjustment ("*COLA*"), the Company must analyze many factors, including its overall compensation policies, the financial impact of the terms of the plans and modifications thereto, the effect on other employees and the Company's relationship with its employees and retirees. Moreover, the Company uses its pension plans in part to attract, retain and reward its employees. Accordingly, decisions regarding pension plan benefits are a "matte[r] of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (1998 Release).

The Staff has long recognized that proposals concerning the terms and conditions of retirement and pension plan benefits – including COLAs – relate to the ordinary business operations of a corporation, and the Staff has consistently granted no-action relief with respect to the omission of similar proposals on the basis that they relate to a company's ordinary business operations. *See, e.g.*, the Staff's letters to *International Business Machines Corporation* (December 21, 2010) (a proposal to review COLAs for employees on the company's medical disability plan); *International Business Machines Corporation* (December 11, 2009) (a proposal to provide cost of living allowances under the retirement plan for employees with vested rights); *Vishay Intertechnology, Inc.* (February 19, 2008) (a proposal to award increases to its pensioners to compensate for increases in the cost of living during the years in which awards were not made); *Citigroup* (December 31, 2007) (a proposal to supplement post-retirement pension payments of current eligible retirees); *General Electric Company* (January 16, 2007) (a proposal for an annual COLA for all GE pension plans); *ConocoPhillips* (February 2, 2005) (a proposal to bring parity to all existing pension plans); *BellSouth Corp.* (January 3, 2005) (a proposal seeking increased pension benefits as a result of pension plans being overfunded); *Tyco International Ltd.* (January 2, 2004) (a proposal to provide an annual COLA increase in the pension benefit based on the Consumer Price Index); *Lucent Technologies Inc.* (November 26, 2003) (a proposal regarding compensation and increasing retirement benefits); *ALLETE. Inc.* (March 5, 2003) (a proposal to change the method of computing cost of living adjustments for retirees); *DTE Energy Co.* (January 22, 2001) (a proposal to grant a full COLA for all existing retirees and their surviving spouses); and *Avery Dennison Corporation* (November 29, 1999) (a proposal to provide a COLA for pension plan participants).

There is no substantive difference, with respect to the Company's position that it may exclude the Proposal, between the Proposal and those shareholder proposals referenced above. Consistent with the Staff's positions in the referenced letters, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) because the subject matter of the Proposal - an increase in pension benefits - relates to the ordinary business operations of the Company.

2. The Proposal is excludable under Rule 14a-8(i)(4) because it is designed to result in a benefit to Mr. Bellingham and further a personal interest not shared by UTC's other shareowners at large.

Rule 14a-8(i)(4) under the Exchange Act permits exclusion of a shareholder proposal if "the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." In *Exchange Act Release No. 34-20091* (August 16, 1983), the Commission noted that the purpose of the personal grievance exclusion is to ensure that the shareholder proposal process is not "abused by proponents attempting to achieve personal ends that are not necessarily in the common interests of the [company's] shareholders generally."

Mr. Bellingham is a retiree of the Company who receives pension benefits from the Company. The Proposal is clearly designed to benefit Mr. Bellingham – and to benefit him in his capacity as a retired employee and not as a shareholder. The benefit of the Proposal would not be shared by the other shareholders at large as the vast majority of shares are not owned by retired employees. Higher pension expenses would result in additional costs to the Company and the Staff has historically granted no-action relief with respect to the omission of shareholder proposals by retirees relating to changes in pension benefits on the basis of Rule 14a-8(i)(4). *See, e.g.*, the Staff's letters to *International Business Machines Corp.* (January 20, 1998) (a proposal by a retiree requesting that the company increase the minimum pension benefit to retirees); *General Electric Co.* (January 25, 1994) (a proposal by a retiree requesting the board of directors to increase the pensions of retirees); and *International Business Machines Corp.* (January 25, 1994) (a proposal by a retiree requesting that the company increase the minimum pension benefit to retirees).

Consistent with the Staff's positions in these letters, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(4) because it is designed to result in a personal benefit to Mr. Bellingham that will not be shared by the shareholders at large.[2]

Conclusion

---

[2] We note that we are of the view that the Proposal is also excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under laws of Delaware, the state of incorporation of the Company. The Company has received an opinion of Delaware counsel to the effect that, because the Proposal is a mandate and not a request or recommendation of the Board of Directors to take action, the Proposal is not a proper subject for stockholder action under Delaware law. We would be happy to furnish this opinion to the Staff upon request. We have not included this basis for exclusion in the body of our letter because we believe that the Proposal is excludable under Rules 14a-8(i)(7) and 14a-8(i)(4). However, if the Staff would like any additional information regarding the excludability of the Proposal under Rule 14a-8(i)(1), we would be pleased to so provide the Staff.

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rules 14a-8(i)(7) and 14a-8(i)(4) under the Exchange Act. We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Proxy Materials.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1331, fax at (212) 403-2331 or email at JRCammaker@wlrk.com.

[Remainder of page intentionally left blank]

Very truly yours,



Joshua Cammaker

cc: Charles Hildebrand, Associate General Counsel and Assistant Secretary,
United Technologies Corporation
Philip Bellingham

Appendix I

October 23, 2012



FROM: Philip Bellingham
*** FISMA & OMB Memorandum M-07-16 ***

To: UTC Board Of Directors / Corporate Secretary

Subject: UTC Pension Fund increase.

I am writing this letter in regards to submitting a Proposal to be voted on by the Shareowners of UTC at the 2013 Annual Meeting.

According to the By-Laws, this Proposal must be submitted to the Corporate Secretary by Oct 28th 2012. The Proposal to be on the UTC PROXY STATEMENT is as follows:

Vote to approve a 1% cost of living increase to all United Technologies Corporation pension recipients.

Per: Philip Bellingham

United Technologies Corporation
United Technologies Building
Hartford, CT 06101
(860) 728-7000

Office of the
Corporate Secretary


United
Technologies

October 30, 2012

VIA CERTIFIED MAIL – RETURN RECEIPT REQUESTED

Mr. Philip Bellingham

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Bellingham:

This will acknowledge receipt of your letter dated October 23, 2012 notifying United Technologies Corporation ("UTC") that you intend to submit a shareowner proposal to be included in UTC's Proxy Statement for its 2013 Annual Meeting concerning a cost of living pension increase.

Please note that under Section 14a-8(b) of the Proxy Rules of the Securities and Exchange Commission, shareowners submitting a proposal for inclusion in the company's proxy statement must (i) demonstrate that they have continuously held at least $2,000.00 in market value of the company's securities for at least one year by the date of the shareowner proposal, and (ii) provide a written statement that they intend to continue to hold those securities through the date of the annual meeting.

We have been able to verify in UTC's records that you have held the required amount of UTC common stock for at least a year as of the date of your proposal. But please note that in order to be eligible to submit a proposal, you will need to provide written confirmation that you intend to continue to hold those shares of UTC common stock through the date of UTC's 2013 Annual Meeting of Shareowners. As you know, UTC's practice has been to hold its Annual Meeting during the month of April.

Under the SEC's Proxy Rules, your written statement that you intend to continue to hold your shares of UTC common stock through the date of UTC's 2013 Annual Meeting must be postmarked or electronically transmitted to the Corporate Secretary's Office at UTC no later than fourteen (14) days after your receipt of this letter.

Please note as well that under SEC rules you or your representative will need to attend UTC's 2013 Annual Meeting of Shareowners in order to present the proposal at the meeting. Please be advised that the proposed resolution is being reviewed. A copy of any statement that we may prepare in opposition to this resolution, as well as any submission to the SEC with respect to this resolution, will be forwarded to you in compliance with applicable SEC rules.

Very truly yours,

Charles F. Hildebrand
Associate General Counsel and Assistant Secretary

United Technologies Corporation
United Technologies Building
Hartford, CT 06101
(860) 728-7000

Office of the
Corporate Secretary


United
Technologies

RECEIVED

NOV 07 2012

United Technologies
Legal Department

October 30, 2012

VIA CERTIFIED MAIL – RETURN RECEIPT REQUESTED Rec'd. PB

Mr. Philip Bellingham

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Bellingham:

This will acknowledge receipt of your letter dated October 23, 2012 notifying United Technologies Corporation ("UTC") that you intend to submit a shareowner proposal to be included in UTC's Proxy Statement for its 2013 Annual Meeting concerning a cost of living pension increase.

Please note that under Section 14a-8(b) of the Proxy Rules of the Securities and Exchange Commission, shareowners submitting a proposal for inclusion in the company's proxy statement must (i) demonstrate that they have continuously held at least $2,000.00 in market value of the company's securities for at least one year by the date of the shareowner proposal, and (ii) provide a written statement that they intend to continue to hold those securities through the date of the annual meeting. (ii - will hold securities) PB

We have been able to verify in UTC's records that you have held the required amount of UTC common stock for at least a year as of the date of your proposal. But please note that in order to be eligible to submit a proposal, you will need to provide written confirmation that you intend to continue to hold those shares of UTC common stock through the date of UTC's 2013 Annual Meeting of Shareowners. As you know, UTC's practice has been to hold its Annual Meeting during the month of April.

Under the SEC's Proxy Rules, your written statement that you intend to continue to hold your shares of UTC common stock through the date of UTC's 2013 Annual Meeting must be postmarked or electronically transmitted to the Corporate Secretary's Office at UTC no later than fourteen (14) days after your receipt of this letter.

Please note as well that under SEC rules you or your representative will need to attend UTC's 2013 Annual Meeting of Shareowners in order to present the proposal at the meeting. Please be advised that the proposed resolution is being reviewed. A copy of any statement that we may prepare in opposition to this resolution, as well as any submission to the SEC with respect to this resolution, will be forwarded to you in compliance with applicable SEC rules.

Very truly yours,

Charles F. Hildebrand
Associate General Counsel and Assistant Secretary

Written confirmation → Nov 1, 2012
I intend to continue to hold at least $2,000.00 in market value of UTC stocks
Per Philip Bellingham (UTC Shareholder)

ie: To Corporate Secretary

Nov. 1, 2012

UTC PROXY CARD STATEMENT FOR 2013

VOTE to approve a 1% cost of living increase to all United Technologies Corporation pension recipients.

(Per: Philip Bellingham)


Philip Bellingham

HARTFORD CT 061

06 NOV 2012 PM 1 L


USA
Justice
FOREVER

United Technologies Corporation
Atten: CORPORATE SECRETARY
ONE FINANCIAL PLAZA
HARTFORD, CT 06101

061032E0799





Philip Bellingham
*** FISMA & OMB Memorandum M-07-16 ***

Phone: *** FISMA & OMB Memorandum M-07-16 ***

December 3, 2012

To: Charles F. Hildebrand
Associate General Counsel and Assistant Secretary

From: Philip Bellingham

Per our meeting on November 16, 2012 about submitting a proposal at the 2013 Annual Meeting, this is the way I would like it to read on the Proxy Card:

"Vote to approve a 1% cost of living increase to all United Technologies Corporation Pension Plan recipients."

Best regards,

Philip Bellingham

Philip Bellingham
UTC Investor and
Pratt & Whitney Retiree


RECEIVED
DEC 2012

October 23, 2012


Philip Bellingham

FROM: *** FISMA & OMB Memorandum M-07-16 ***

To: UTC Board Of Directors / Corporate Secretary

Subject: UTC Pension Fund increase.

I am writing this letter in regards to submitting a Proposal to be voted on by the Shareowners of UTC at the 2013 Annual Meeting.

According to the By-Laws, this Proposal must be submitted to the Corporate Secretary by Oct 28th 2012. The Proposal to be on the UTC PROXY STATEMENT is as follows:

Vote to approve a 1% cost of living increase to all United Technologies Corporation pension recipients.

Per: Philip Bellingham

United Technologies Corporation
United Technologies Building
Hartford, CT 06101
(860) 728-7000

Office of the
Corporate Secretary


United
Technologies

October 30, 2012

VIA CERTIFIED MAIL – RETURN RECEIPT REQUESTED

Mr. Philip Bellingham

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Bellingham:

This will acknowledge receipt of your letter dated October 23, 2012 notifying United Technologies Corporation ("UTC") that you intend to submit a shareowner proposal to be included in UTC's Proxy Statement for its 2013 Annual Meeting concerning a cost of living pension increase.

Please note that under Section 14a-8(b) of the Proxy Rules of the Securities and Exchange Commission, shareowners submitting a proposal for inclusion in the company's proxy statement must (i) demonstrate that they have continuously held at least $2,000.00 in market value of the company's securities for at least one year by the date of the shareowner proposal, and (ii) provide a written statement that they intend to continue to hold those securities through the date of the annual meeting.

We have been able to verify in UTC's records that you have held the required amount of UTC common stock for at least a year as of the date of your proposal. But please note that in order to be eligible to submit a proposal, you will need to provide written confirmation that you intend to continue to hold those shares of UTC common stock through the date of UTC's 2013 Annual Meeting of Shareowners. As you know, UTC's practice has been to hold its Annual Meeting during the month of April.

Under the SEC's Proxy Rules, your written statement that you intend to continue to hold your shares of UTC common stock through the date of UTC's 2013 Annual Meeting must be postmarked or electronically transmitted to the Corporate Secretary's Office at UTC no later than fourteen (14) days after your receipt of this letter.

Please note as well that under SEC rules you or your representative will need to attend UTC's 2013 Annual Meeting of Shareowners in order to present the proposal at the meeting. Please be advised that the proposed resolution is being reviewed. A copy of any statement that we may prepare in opposition to this resolution, as well as any submission to the SEC with respect to this resolution, will be forwarded to you in compliance with applicable SEC rules.

Very truly yours,

Charles F. Hildebrand
Associate General Counsel and Assistant Secretary

United Technologies Corporation
United Technologies Building
Hartford, CT 06101
(860) 728-7000

Office of the
Corporate Secretary


United
Technologies

RECEIVED
NOV 07 2012
United Technologies
Legal Department

October 30, 2012

VIA CERTIFIED MAIL – RETURN RECEIPT REQUESTED Rec'd. PB

Mr. Philip Bellingham

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Bellingham:

This will acknowledge receipt of your letter dated October 23, 2012 notifying United Technologies Corporation ("UTC") that you intend to submit a shareowner proposal to be included in UTC's Proxy Statement for its 2013 Annual Meeting concerning a cost of living pension increase.

Please note that under Section 14a-8(b) of the Proxy Rules of the Securities and Exchange Commission, shareowners submitting a proposal for inclusion in the company's proxy statement must (i) demonstrate that they have continuously held at least $2,000.00 in market value of the company's securities for at least one year by the date of the shareowner proposal, and (ii) provide a written statement that they intend to continue to hold those securities through the date of the annual meeting. (ii - will hold securities) PB

We have been able to verify in UTC's records that you have held the required amount of UTC common stock for at least a year as of the date of your proposal. But please note that in order to be eligible to submit a proposal, you will need to provide written confirmation that you intend to continue to hold those shares of UTC common stock through the date of UTC's 2013 Annual Meeting of Shareowners. As you know, UTC's practice has been to hold its Annual Meeting during the month of April.

Under the SEC's Proxy Rules, your written statement that you intend to continue to hold your shares of UTC common stock through the date of UTC's 2013 Annual Meeting must be postmarked or electronically transmitted to the Corporate Secretary's Office at UTC no later than fourteen (14) days after your receipt of this letter.

Please note as well that under SEC rules you or your representative will need to attend UTC's 2013 Annual Meeting of Shareowners in order to present the proposal at the meeting. Please be advised that the proposed resolution is being reviewed. A copy of any statement that we may prepare in opposition to this resolution, as well as any submission to the SEC with respect to this resolution, will be forwarded to you in compliance with applicable SEC rules.

Written confirmation → Nov 1, 2012
I intend to continue to hold at least $2,000.00 in market value of UTC stocks
Per Philip Bellingham
(UTC Shareholder)

Very truly yours,

[signature]

Charles F. Hildebrand
Associate General Counsel and Assistant Secretary

ie: To Corporate Secretary

Nov. 1, 2012

UTC Proxy Card STATEMENT For 2013

VOTE to approve a 1% cost of living increase to all United Technologies Corporation pension recipients.

(Per: Philip Bellingham)


Philip Bellingham

HARTFORD CT 061
06 NOV 2012 PM 1 L


USA
Justice
FOREVER

United Technologies Corporation
Atten: CORPORATE SECRETARY
ONE FINANCIAL PLAZA
HARTFORD, CT 06101

061032E0799



Philip Bellingham
*** FISMA & OMB Memorandum M-07-16 ***
Phone: *** FISMA & OMB Memorandum M-07-16 ***

December 3, 2012

To: Charles F. Hildebrand
Associate General Counsel and Assistant Secretary

From: Philip Bellingham

Per our meeting on November 16, 2012 about submitting a proposal at the 2013 Annual Meeting, this is the way I would like it to read on the Proxy Card:

"Vote to approve a 1% cost of living increase to all United Technologies Corporation Pension Plan recipients."

Best regards,

Philip Bellingham

Philip Bellingham
UTC Investor and
Pratt & Whitney Retiree